UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **January 8, 2004**

POWERCERV CORPORATION
(Exact name of registrant as specified in its charter)

Florida	**0-27574**	**59-3350780**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

400 North Ashley Drive, Suite 2675, Tampa, Florida 33602
(Address of Principal Executive Office) (Zip Code)

(813) 226-2600
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Item 7. Financial Statements and Exhibits.

     (c) Exhibits.

       99.1   Press release dated January 8, 2004.

Item 9. Regulation FD Disclosure.

     On January 8, 2004, PowerCerv Corporation issued a joint press release with WhiteKnight SST, Inc., with respect to an agreement between the two companies. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERCERV CORPORATION
(Registrant)

By: /s/ JOHN STANTON
         John Stanton
Date: January 8, 2004   Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated January 8, 2004.

Links

<u>**Exhibit 99.1**</u>

<u>**Press Release**</u>

WhiteKnight SST and PowerCerv Sign Agreement

Tampa, Florida (January 8, 2004): WhiteKnight SST, Inc., formerly known as NuMed Home Health Care, Inc. (Pink Sheets: "NUMD") ("WhiteKnight"), and PowerCerv Corporation (Pink Sheets: PCRV) ("PowerCerv" or "the Company") announced today an agreement to develop and implement a business plan for PowerCerv.

WhiteKnight has agreed, after PowerCerv satisfies any of its remaining liabilities and distributes any remaining cash to its current preferred and common shareholders, to make available to PowerCerv $250,000 in convertible debt or equity capital. WhiteKnight can receive up to a 50% equity interest in PowerCerv in connection with the provision of this capital.

As required by the agreement, John Stanton and Mark Clancy became members of the PowerCerv Board of Directors and Roy Crippen resigned as a director. Mr. Stanton will serve as PowerCerv's Chairman of the Board and Chief Executive Officer.

"We believe the agreement with WhiteKnight sends a strong signal to our shareholders that we are committed to restoring value to the Company" said former PowerCerv CEO Marc Fratello.

About PowerCerv – Prior to December 1, 2002, PowerCerv provided enterprise commerce management solutions to small and medium size manufacturing companies. On December 1, 2002, PowerCerv completed the sale of substantially all of its operating assets.

About WhiteKnight SST – WhiteKnight provides management and consulting expertise, as well as capital, to companies in transition and reorganization.

The WhiteKnight Safe Harbor

We do not seek safe harbor. We are honest and forthright in our dealings and strictly abide by our Code of Ethics. Our success is directly linked to the success of the underlying equities on our balance sheet. Our business model is to acquire or assist distressed public companies with correspondingly depressed stock prices. Through application of our management and consulting expertise, and capital, we seek to restore shareholder value under difficult and sometimes seemingly hopeless conditions. We might not be successful implementing our business model. We seek high-risk ventures and each investor should carefully consider the financial impact of a loss of their investment in its entirety.

For information about WhiteKnight, contact President Mark Clancy at (813) 314-2152 or visit our web site at http://www.whiteknightsst.com.